UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42594

IOTHREE LIMITED

(Translation of registrant’s name into English)

161 Kallang Way, #07-01 and #07-08, Singapore 349247

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Resignation of Director

The board of directors (the “Board”) of iOThree Limited (the “Company”) has received a resignation letter from Ms. Joanna Hui Cheng Soh (“Ms. Soh”), the Company’s Chief Commercial Officer, notifying the Company that she resigned as a director of the Company, effective January 20, 2026. Ms. Soh’s resignation did not result from any disagreement with the Company on any matter relating to its operations, policies (including accounting or financial policies), or practices.

Appointment of New Directors

The Board further appointed Mr. Yufei Li (“Mr. Li”) as an independent director and Mr. Yangan Ou (“Mr. Ou”) as a director with effect from January 20, 2026.

Mr. Yufei Li, 43, has over a decade of experience in cross-border trade operations, shipping finance, and audit advisory across Greater China and the Asia-Pacific, with expertise in shipping and freight operations, trade finance, import/export documentation, project-finance support, and audit and risk procedures. Since December 2019, he has served as Vice President of Vanhui Holdings Group Ltd., coordinating pre-IPO capital activities, developing financial and valuation models, streamlining intercompany reconciliations, and managing investor and banker due diligence. From January 2014 to October 2019, he was a Director at SIIC Development (Hong Kong) Ltd., overseeing shipment cycles for infrastructure imports into China, preparing and verifying trade documentation, and compiling LC compliance files for project-finance drawdowns. Mr. Li received his Bachelor of Business Administration degree in 2006 and his MBA degree in 2009, both from the University of Macau.

Mr. Yangan Ou, 38, has over 15 years of experience in international shipping, dry bulk trading, and vessel management, with a focus on Handy/Handymax bulk carrier operations and logistics for commodities including nickel ore. His expertise includes bulk carrier operations, charter party negotiation, vessel asset management, and end-to-end execution across business development, team leadership, and asset operations. Since March 2020, he has served as Shipping Department General Manager at Vanhui Shipping Co., Limited, overseeing owned-vessel operations and leading route planning, cost control, and risk management to improve fleet efficiency. From July 2016 to February 2020, he was Shipping Department General Manager at Shanghai Wanhui Minerals Co., Ltd., managing bulk-commodity shipping logistics, leading chartering, and participating in overseas mining acquisition projects to integrate supply-chain resources and support trading expansion. Mr. Ou obtained his Bachelor of Transport Management degree from Shanghai Maritime University in 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2026	IOTHREE LIMITED

	By:	/s/ Eng Chye Koh
Eng Chye Koh
Chief Executive Officer and Chairman

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